


RECD S.E.C.
MAR 1 8 2002
080



First Capital, Inc.

Corydon, Indiana 47112

2001 ANNUAL REPORT

FIRST CAPITAL, INC.

TABLE OF CONTENTS

BUSINESS OF THE COMPANY

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (formerly First Federal Bank, a Federal Savings Bank) (the Bank). The Company became the holding company for the Bank on December 31, 1998 in connection with the conversion of the Bank's former mutual holding company, First Capital, Inc., MHC (the MHC), from the mutual to stock form of organization and the simultaneous reorganization of the Bank as a wholly-owned subsidiary of the Company (the Conversion and Reorganization).

The Bank's deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its nine locations in Southern Indiana. The Bank's main office is located at 220 Federal Drive, N.W., Corydon, Indiana. The telephone number is (812) 738-2198.

The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans primarily secured by properties located in Southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.


First Capital, Inc.
Corydon, Indiana 47112

Dear Shareholders:

First Capital, Inc. had a record year; we would like to thank our shareholders, customers, and staff for helping achieve our goals.

Your continued confidence in the company is appreciated and reflected in an increased stock price, ending the year at $14.40 per share. Management focused on four major goals in 2001.

Our first goal was to continue to grow First Capital, Inc., while tightly managing our expenses. Our efficiency ratio of 54.79% ranks us among the top performers for Indiana Thrift Institutions. The efficiency ratio is the amount of non-interest expense it takes to make one dollar of gross income. We are confident we can continue to improve our efficiency ratio as we manage our planned loan growth and expansion.

Our second goal was to continue to look for ways to efficiently use our capital. We had very good loan growth in 2001. We expect continued positive growth; however we realize that economic conditions could impact the level of loan growth, as we strive to maintain strong asset quality. Our deposits grew 10.12% over last year. Credit should go to our branch staffs and our Pricing Committee for this excellent growth. Many banks have struggled with deposit growth. Our branch staffs and marketing efforts have helped us grow, while maintaining our net interest margin and our profitability objectives.

Our third goal was and is to deliver the best customer service in all the markets we serve. To this end, we will be making a major investment in technology in 2002. This will speed up delivery of information to customers, allow us to better sell services to customers and non-customers, and support further growth without adding people. We will complete this project by late 2002.

Our last goal will always be our continued long-standing tradition of supporting our communities with our time and our money. In 2001, we funded a scholarship at Ivy Tech, we were a major contributor to our new YMCA, we sponsored the Economic Forum and Forecast at Indiana University Southeast, and our staff led the community in major donations to United Way, Relay for Life, American Heart Walk, and many others. Our staff also gave of their time working at the Harrison County Fair, reading books to youth at our adopted school, New Middletown School, worked with the County on a reading program to improve literacy and many other programs.

As you can see, your company stands for many things and you should be proud to be a shareholder of First Capital, Inc. We are proud to have you as a shareholder and appreciate your continued support.

Sincerely,

William W. Harrod
President and CEO

J. Gordon Pendleton
Chairman of the Board

SELECTED FINANCIAL AND OTHER DATA

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company's audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.

FINANCIAL CONDITION DATA:	At December 31,		
	2001	2000	1999
	(In thousands)		
Total assets	$282,823	$248,582	$222,797
Cash and interest-bearing deposits (1)	12,382	11,469	9,522
Federal funds sold	-	-	4,000
Securities available for sale	54,891	34,779	30,097
Securities held to maturity	1,836	11,229	12,325
Loans receivable, net	201,730	179,304	154,982
Deposits	204,122	185,368	175,342
Advances from Federal Home Loan Bank	42,825	30,074	16,750
Stockholders' equity, substantially restricted	33,481	31,108	28,877

OPERATING DATA:	For the Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Interest income	$18,960	$17,363	$15,101
Interest expense	9,842	9,267	7,566
Net interest income	9,118	8,096	7,535
Provision for loan losses	66	48	142
Net interest income after provision for loan losses	9,052	8,048	7,393
Noninterest income	1,675	1,219	1,031
Noninterest expense (2)	5,914	5,629	5,574
Income before income taxes	4,813	3,638	2,850
Income tax expense	1,714	1,180	1,080
Net Income	$ 3,099	$ 2,458	$ 1,770
PER SHARE DATA:			
Net income - basic	$ 1.26	$ 1.00	$ 0.72
Net income - diluted	1.25	1.00	0.71
Dividends	0.48	0.41	0.35
Dividends of pooled affiliate	N/A	N/A	0.39

(1) Includes interest-bearing deposits in other depository institutions.

(2) Includes merger related expenses of $439,000 in 1999.

SELECTED FINANCIAL AND OTHER DATA - CONTINUED

	At or For the Year Ended December 31,		
	2001	2000	1999
SELECTED FINANCIAL RATIOS:			
Performance Ratios:			
Return on assets (1)	1.17%	1.05%	0.84%
Return on average equity (2)	9.49%	8.27%	6.05%
Dividend payout ratio	38.52%	41.40%	51.38%
Average equity to average assets	12.31%	12.64%	13.95%
Interest rate spread (3)	2.99%	2.97%	3.27%
Net interest margin (4)	3.71%	3.73%	3.97%
Non-interest expense to average assets	2.23%	2.39%	2.66%
Average interest earning assets to average interest bearing liabilities	118.41%	118.30%	118.01%
Regulatory Capital Ratios:			
Tier I - adjusted total assets	11.25%	11.92%	12.13%
Tier I - risk based	19.67%	19.97%	19.64%
Total risk-based	20.36%	20.63%	19.64%
Asset Quality Ratios:			
Nonperforming loans as a percent of loans receivable, net (5)	0.62%	0.32%	0.13%
Nonperforming assets as a percent of total assets (6)	0.52%	0.28%	0.21%
Allowance for loan losses as a percent of gross loans receivable	0.54%	0.64%	0.75%

(1) Net income divided by average assets.
(2) Net income divided by average equity.
(3) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities (taxable equivalent basis).
(4) Net interest income as a percentage of average interest-earning assets (taxable equivalent basis).
(5) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(6) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company's actual results, performance and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; and other factors disclosed periodically in the Company's filings with the Securities and Exchange Commission.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf by its authorized officers. The Company assumes no obligation to update any forward-looking statements.

General

The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank's net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company and the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report.

Operating Strategy

The Company is the parent company to an independent community-oriented financial institution that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. The Company has no other material income other than that generated by the Bank and the Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., which sells property and casualty insurance and non-deposit investment products.

The Bank's primary business strategy is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest-bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

In recent years, the Company's operating strategy has also included enhancing profitability by increasing sources of non-interest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:

- Control credit risk by focusing on the origination of one-to-four family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit while increasing the market share of commercial real estate and small business loans.
- Provide quality customer service by expanding and upgrading the branch offices, introducing internet banking and broadening its commercial deposit and loan products.
- Increase fee income from non-deposit investment products and providing property and casualty insurance.
- Continue to invest in technology to increase productivity and efficiency.
- Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

Merger with HCB Bancorp

On January 12, 2000, the Company completed the plan of merger with HCB Bancorp (HCB), a bank holding company located in Palmyra, Indiana. HCB was the parent company of Harrison County Bank, a state-chartered commercial bank, which was merged with and into the Bank. The merger provided for an exchange of 15.5 shares of the Company's common stock for each outstanding share of HCB common stock. The merger was accounted for as a pooling of interests and the consolidated financial statements give effect to the merger as if the merger had been consummated as of the earliest date presented. See the accompanying notes to consolidated financial statements for additional information.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets increased 13.8% from $248.6 million at December 31, 2000 to $282.8 million at December 31, 2001, primarily as a result of increases in investment securities and loans receivable, net, which were funded by growth in deposits and advances from the Federal Home Loan Bank of Indianapolis.

Loans receivable, net, were $179.3 million at December 31, 2000 compared to $201.7 million at December 31, 2001, a 12.5% increase. The loan growth is attributable primarily to a 19.5% growth in residential mortgage and construction loans and a 15.5% growth in commercial business loans offset by a 22.4% decrease in commercial real estate loans. Residential mortgage and construction loans were $119.5 million at December 31, 2000, compared to $142.8 million at December 31, 2001 and commercial business loans increased from $9.8 million at December 31, 2000 to $11.3 million at December 31, 2001. Commercial real estate loans decreased from $20.4 million at December 31, 2000 to $15.8 million at December 31, 2001. Consumer loans grew slightly during the year from $30.6 million at December 31, 2000 to $31.3 million at December 31, 2001.

Securities available for sale, at fair value, consisting primarily of federal agency mortgage-backed certificates, notes and bonds, and municipal obligations, increased $20.1 million or 57.8% from $34.8 million at December 31, 2000 to $54.9 million at December 31, 2001 as a result of purchases of $42.7 million net of maturities and repayments of $23.4 million.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, decreased from $11.2 million at December 31, 2000 to $1.8 million at December 31, 2001 as a result of maturities and repayments of $9.4 million and sales and transfers of $523,000 offset by purchases of $500,000.

Cash and interest-bearing deposits with banks increased from $11.5 million at December 31, 2000 to $12.4 million at December 31, 2001 as a result of excess liquidity funded by growth in deposits.

Total deposits increased from $185.4 million at December 31, 2000 to $204.1 million at December 31, 2001, a 10.1% increase. The increase in deposits resulted from growth in all categories of deposit accounts. Interest-bearing demand deposits increased $3.9 million in 2001, while noninterest-bearing demand deposits increased $1.5 million in 2001. Savings and money market accounts increased $4.4 million from $46.3 million at December 31, 2000 to $50.7 million at December 31, 2001. Time deposits increased $9.0 million from $95.1 million at December 31, 2000 to $104.1 million at December 31, 2001. Management attributes the growth in deposits to the Company's marketing efforts and the weakened stock market as customers look to safer investments with a guaranteed rate of return.

Total stockholders' equity increased from $31.1 million at December 31, 2000 to $33.5 million at December 31, 2001 primarily as a result of retained net income of $1.9 million and a net unrealized gain on securities available for sale of $377,000.

Allowance for Loan Losses

Loans are the Company's largest concentration of assets and continue to represent the most significant potential risk. In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral. The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable loan losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the loan portfolio, including historical loan loss experience, delinquencies, known and inherent risks in the nature and volume of the loan portfolio, information about specific borrower situations, estimated collateral values, and economic conditions.

The loan portfolio is reviewed quarterly by management to evaluate the adequacy of the allowance for loan losses to determine the amount of any adjustment required after considering the loan charge-offs and recoveries for the quarter. Management applies a systematic methodology that incorporates it current judgments about the credit quality of the loan portfolio. In addition, the Office of Thrift Supervision (OTS), as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additional provisions for estimated losses based on their judgments about information available to them at the time of their examination.

The methodology used in determining the allowance for loan losses includes segmenting the loan portfolio by identifying risk characteristics common to groups of loans, determining and measuring impairment of individual loans based on the present value of expected future cash flows or the fair value of collateral, and determining and measuring impairment for groups of loans with similar characteristics by applying loss factors that consider the qualitative factors which may effect the loss rates.

Specific allowances related to impaired loans and other classified loans are established where management has identified significant conditions or circumstances related to a loan that management believes indicate that a loss has been incurred. The identification of these loans results from the loan review process that identifies and monitors credits with weaknesses or conditions which call into question the full collection of the contractual payments due under the terms of the loan agreement. Factors considered by management include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

For loans evaluated on a group basis, management applies loss factors to groups of loans with common risk characteristics (i.e. residential mortgage loans, home equity loans, credit card loans). The loss factors are derived from the Bank's historical loss experience or, where the Bank does not have loss experience, the peer group loss experience. Peer group loss experience is used after evaluating the attributes of the Bank's loan portfolio as compared to the peer group. Loss factors are adjusted for significant environmental factors that, in management's judgment, affect the collectibility of the loan portfolio segment. The significant environmental factors include the levels and trends in charge-offs and recoveries, trends in volume and terms of loans, levels and trends in delinquencies, the effects of changes in underwriting standards and other lending practices or procedures, the experience and depth of the lending management and staff, effects of changes in credit concentration, changes in industry and market conditions and national and local economic trends and conditions. Management evaluates these conditions on a quarterly basis and evaluates and modifies the assumptions used in establishing the loss factors.

The allowance for loan losses was $1.1 million at December 31, 2001 and $1.2 million at December 31, 2000. Management has deemed these amounts as adequate on those dates based on its evaluation methodology. At December 31, 2001, nonperforming loans totaled $1.3 million or 0.45% of total assets. Included in nonperforming loans are loans over 90 days past due secured by one-to-four family residential real estate in the amount of $375,000 and consumer loans in the amount of $97,000. These loans are accruing interest as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income was $3.1 million ($1.25 per share diluted) for the year ended December 31, 2001 compared to $2.5 million ($1.00 per share diluted) for the year ended December 31, 2000. The increase was attributable to increases in net interest income of $1.0 million and noninterest income of $456,000 offset by increases in noninterest expenses of $285,000 and income taxes of $534,000.

Net Interest Income. Net interest income increased $1.0 million or 12.6% to $9.1 million in 2001 compared to $8.1 million in 2000 primarily due to an increase in average interest-earning assets during 2001 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income increased $1.6 million, or 9.2%, to $19.0 million for 2001 compared to $17.4 million in 2000 primarily due to a higher average balance of interest-earning assets. Interest on loans receivable increased $1.5 million and interest on investment securities increased $121,000 as a result of higher average balances in 2001. The average balance of interest-earning assets increased from $222.2 million in 2000 to $251.2 million in 2001. The average yield on interest-earnings assets decreased from 7.90% in 2000 to 7.63% in 2001 due to decreases in market rates. During 2001, the Federal Reserve Bank lowered the discount rate by 4.75%. While a majority of the loan and securities portfolios are fixed rate in nature, the Bank does hold variable rate investments and loans which have repriced during the year leading to a lower overall effective yield. Also, loan refinancings triggered by lower market interest rates have reduced the loan portfolio average yield.

Total interest expense increased $575,000, or 6.2%, to $9.8 million for 2001 compared to $9.3 million for 2000 primarily due to the growth in deposits and an increase in average borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $177.1 million and $34.9 million, respectively, for 2001 compared to $168.7 million and $19.2 million for 2000. The average cost of funds decreased from 4.93% in 2000 to 4.64% in 2001 due to lower market interest rates. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2001 and 2000 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

Provision for Loan Losses. The provision for loan losses was $66,000 for 2001 compared to $48,000 for 2000. During 2001, the net loan portfolio growth was $22.4 million. Commercial and residential real estate loans, consumer installment loans, and commercial business loans increased $19.8 million, $730,000, and $1.5 million, respectively, during this period. The consistent application of management's allowance methodology did not result in an increase in the level of the allowance for loan losses due to lower levels of estimated inherent credit losses in residential and commercial real estate loans. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the quarters. See "Allowance for Loan Losses".

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank's control. While the Bank maintains the allowance for loan losses at a level which it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Noninterest income. Noninterest income increased $456,000 or 37.4% to $1.7 million for 2001 compared to $1.2 million for 2000. The increase is primarily attributable to an increase in service charges on deposit accounts of $361,000 due to growth in transaction accounts and changes in the fee schedule during 2001, an increase in commission income of $44,000 relating primarily to credit life insurance commissions, and an increase in the gain on sale of mortgage loans of $36,000 resulting from the sale of $5.4 million of residential mortgages into the secondary market during 2001.

Noninterest expense. Noninterest expense increased $285,000 or 5.1% to $5.9 million for 2001 compared to $5.6 million in 2000. The increase results primarily from increases in compensation and benefits, data processing expenses, and other operating expenses. Compensation and benefits expense increased $166,000 due to normal salary increases and the increased cost of providing employee health insurance. Data processing expenses increased $43,000 primarily due to increased automated teller machine processing fees and expenses related to internet banking. Other operating expenses increased $102,000 primarily due to increases in loan administration expenses and charitable contributions. Loan administration expenses increased in 2001 as loan originations increased and management offered promotional incentives designed to attract new loans. The charitable contributions include endowing a scholarship at Ivy Tech Vocational School and making a significant contribution towards the establishment of a YMCA in Harrison County, Indiana

Income tax expense. Income tax expense for the year ended December 31, 2001 was $1.7 million, compared to $1.2 million for the same period in 2000. The effective tax rate for 2001 was 35.6% compared to 32.4 % for 2000. The higher effective tax rate for 2001 compared to 2000 resulted from a decrease in tax exempt income in 2001 and a retroactive change in state tax law in 2000. See Note 10 in the accompanying Notes to Consolidated Financial Statements.

AVERAGE BALANCE SHEETS

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earnings assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average historical cost balances of assets or liabilities, respectively, for the periods presented and do not give effect to changes in fair value that are included as a separate component of stockholders' equity. Average balances are derived from daily balances.

	Year ended December 31,					
	2001			2000		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:						
Loans receivable (1)	$189,916	$15,462	8.14%	$167,981	$13,994	8.33%
Investment securities:						
Taxable (2)	45,321	2,730	6.02%	40,580	2,608	6.43%
Tax-exempt (3)	7,609	568	7.46%	7,325	570	7.78%
Total investment securities	52,930	3,298	6.23%	47,905	3,178	6.63%
Federal funds sold	-	-	-	533	33	6.19%
Interest-bearing deposits with banks	8,310	393	4.73%	5,794	352	6.08%
Total interest-earning assets	251,156	19,153	7.63%	222,213	17,557	7.90%
Noninterest-earning assets	14,101			12,964		
Total assets	$265,257			$235,177		
Interest-bearing liabilities:						
Savings and interest-bearing demand deposits	$76,445	$1,966	2.57%	$75,231	$2,735	3.64%
Time deposits	100,681	5,714	5.68%	93,450	5,300	5.67%
Total deposits	177,126	7,680	4.34%	168,681	8,035	4.76%
Retail repurchase agreements	92	3	3.26%	-	-	-
FHLB advances	34,885	2,159	6.19%	19,159	1,232	6.43%
Total interest-bearing liabilities	212,103	9,842	4.64%	187,840	9,267	4.93%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	18,205			15,243		
Other liabilities	2,295			2,376		
Total liabilities	232,603			205,459		
Stockholders' equity	32,654			29,718		
Total liabilities and stockholders' equity	$265,257			$235,177		
Net interest income		$9,311			$8,290	
Interest rate spread			2.99%			2.97%
Net interest margin			3.71%			3.73%
Ratio of average interest-earning assets to average interest-bearing liabilities			118.41%			118.30%

(1) Average loans receivable includes nonperforming loans.

(2) Includes taxable debt and equity securities and Federal Home Loan Bank Stock.

(3) Tax-exempt income has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%.

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income and interest expense. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume). Tax exempt income has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%.

	2001 Compared to 2000 Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Net
	(In thousands)			
Interest-earning assets:				
Loans receivable	$(319)	$1,829	$ (42)	$1,468
Investment securities:				
Taxable	(166)	307	(19)	122
Tax-exempt	(22)	21	(1)	(2)
Total investment securities	(188)	328	(20)	120
Federal funds sold	(33)	(33)	33	(33)
Interest-bearing deposits with banks	(78)	153	(34)	41
Total net change in income on interest-earning assets	(618)	2,277	(63)	1,596
Interest-bearing liabilities:				
Interest-bearing deposits	(708)	388	(35)	(355)
Retail repurchase agreements	-	-	3	3
FHLB advances	(46)	1,011	(38)	927
Total net change in expense on interest-bearing liabilities	(754)	1,399	(70)	575
Net change in net interest income	$ 136	$ 878	$ 7	$1,021

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2001, the Bank had cash and interest-bearing deposits with banks of $12.4 million and securities available for sale with a fair value of $54.9 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2001, the Bank had total commitments to extend credit of $28.2 million. See Note 14 of Notes to Consolidated Financial Statements. At December 31, 2001, the Bank had certificates of deposit scheduled to mature within one year of $60.0 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2001, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 11.3%, 11.3% and 20.4%, respectively.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Risk Analysis

Qualitative Aspects of Market Risk. The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and decrease the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of short-term commercial and consumer loans, all of which are retained by the Bank for its portfolio. The Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument nor does the Bank engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange rate risk or commodity price risk.

The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV(net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report which measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 2001, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at December 31, 2001, the table provides information for only a sustained 100 basis point decrease in market interest rates.

	At December 31, 2001				
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets	
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)				
300bp	$ 28,433	$ (13,234)	(32)%	10.25%	(378)bp
200bp	32,971	(8,696)	(21)	11.62	(241)bp
100bp	37,563	(4,104)	(10)	12.93	(110)bp
--bp	41,667	-	-	14.03	--bp
(100)bp	43,495	1,828	4	14.43	40bp

The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase. The differing scenarios are primarily attributable to the relatively high percentage of fixed-rate loans in the Company's loan portfolio. At December 31, 2001, approximately 78.3% of the loan portfolio consisted of fixed-rate loans.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.



MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, IN 47150
PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report

The Board of Directors
First Capital, Inc.
Corydon, Indiana

We have audited the accompanying consolidated balance sheets of **First Capital, Inc. and Subsidiaries** as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **First Capital, Inc. and Subsidiaries** as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Monroe Shine

New Albany, Indiana
January 11, 2002

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 7,183,882	$ 6,010,281
Interest-bearing deposits with banks	5,198,423	5,458,413
Securities available for sale, at fair value	54,891,268	34,778,541
Securities held to maturity (fair value of $1,850,258 in 2001; $11,161,645 in 2000)	1,835,651	11,229,045
Loans receivable, net of allowance for loan losses of $1,102,653 in 2001 and $1,183,638 in 2000	201,730,217	179,304,270
Federal Home Loan Bank stock, at cost	2,178,800	1,503,800
Foreclosed real estate	212,293	118,640
Premises and equipment	5,940,291	6,227,746
Accrued interest receivable:		
Loans	1,043,391	1,154,869
Securities	797,854	790,552
Cash value of life insurance	1,214,260	1,160,985
Other assets	597,015	844,990
Total Assets	$282,823,345	$248,582,132
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 18,629,242	$ 17,123,415
Interest-bearing	185,492,942	168,244,737
Total deposits	204,122,184	185,368,152
Retail repurchase agreements	284,221	-
Advances from Federal Home Loan Bank	42,824,645	30,074,207
Accrued interest payable	1,252,736	1,306,006
Other liabilities	858,894	726,070
Total Liabilities	249,342,680	217,474,435
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock of $.01 par value per share Authorized 1,000,000 shares; none issued	-	-
Common stock of $.01 par value per share Authorized 5,000,000 shares; issued 2,545,961 shares (2,537,324 shares in 2000)	25,460	25,373
Additional paid-in capital	12,878,050	12,811,494
Retained earnings-substantially restricted	21,127,319	19,221,842
Accumulated other comprehensive income	231,153	(145,398)
Unearned stock compensation	(212,083)	(282,854)
Unearned ESOP shares	(481,760)	(522,760)
Less treasury stock, at cost - 7,146 shares	(87,474)	-
Total Stockholders' Equity	33,480,665	31,107,697
Total Liabilities and Stockholders' Equity	$282,823,345	$248,582,132

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at January 1, 2000	$ 25,066	$ 12,445,776	$ 17,781,325	$ (811,737)	$ -	$ (563,760)	$ -	$ 28,876,670
COMPREHENSIVE INCOME								
Net income	-	-	2,458,157	-	-	-	-	2,458,157
Other comprehensive income:								
Change in unrealized loss on securities available for sale, net of deferred income tax expense of $437,055	-	-	-	666,339	-	-	-	666,339
Less: reclassification adjustment	-	-	-	-	-	-	-	-
Total comprehensive income								3,124,496
Cash dividends ($0.41 per share)	-	-	(1,017,640)	-	-	-	-	(1,017,640)
Restricted stock grants	307	353,318	-	-	(353,625)	-	-	-
Shares released by ESOP trust	-	12,400	-	-	-	41,000	-	53,400
Stock compensation expense	-	-	-	-	70,771	-	-	70,771
Balances at December 31, 2000	25,373	12,811,494	19,221,842	(145,398)	(282,854)	(522,760)	-	31,107,697
COMPREHENSIVE INCOME								
Net income	-	-	3,099,243	-	-	-	-	3,099,243
Other comprehensive income:								
Change in unrealized loss on securities available for sale, net of deferred income tax expense of $246,981	-	-	-	376,551	-	-	-	376,551
Less: reclassification adjustment	-	-	-	-	-	-	-	-
Total comprehensive income								3,475,794
Cash dividends ($0.48 per share)	-	-	(1,193,766)	-	-	-	-	(1,193,766)
Exercise of stock options	87	50,283	-	-	-	-	-	50,370
Shares released by ESOP trust	-	16,273	-	-	-	41,000	-	57,273
Stock compensation expense	-	-	-	-	70,771	-	-	70,771
Purchase of treasury stock (7,146 shares)	-	-	-	-	-	-	(87,474)	(87,474)
Balances at December 31, 2001	$ 25,460	$ 12,878,050	$ 21,127,319	$ 231,153	$ (212,083)	$ (481,760)	$ (87,474)	$ 33,480,665

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INTEREST INCOME		
Loans, including fees	$ 15,462,139	$ 13,993,666
Securities:		
Taxable	2,600,194	2,500,061
Tax-exempt	374,889	375,888
Federal funds sold	-	32,555
Federal Home Loan Bank dividends	130,078	108,522
Interest-bearing deposits in banks	392,708	352,076
Total interest income	18,960,008	17,362,768
INTEREST EXPENSE		
Deposits	7,679,827	8,035,010
Retail repurchase agreements	2,831	-
Advances from Federal Home Loan Bank	2,159,527	1,231,762
Total interest expense	9,842,185	9,266,772
Net interest income	9,117,823	8,095,996
Provision for loan losses	66,000	48,000
Net interest income after provision for loan losses	9,051,823	8,047,996
NONINTEREST INCOME		
Service charges on deposit accounts	1,230,002	868,591
Commission income	244,644	201,002
Gain on sale of securities	15,555	-
Gain on sale of mortgage loans	123,591	87,266
Other income	61,495	62,437
Total noninterest income	1,675,287	1,219,296
NONINTEREST EXPENSE		
Compensation and benefits	3,197,793	3,032,101
Occupancy and equipment	741,007	745,879
Data processing	455,566	412,933
Merger related expenses	-	20,453
Other expenses	1,519,079	1,417,558
Total noninterest expense	5,913,445	5,628,924
Income before income taxes	4,813,665	3,638,368
Income tax expense	1,714,422	1,180,211
Net Income	$ 3,099,243	$ 2,458,157
Net income per common share, basic	$ 1.26	$ 1.00
Net income per common share, diluted	$ 1.25	$ 1.00

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,099,243	$ 2,458,157
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of premium and accretion of discount on securities, net	30,847	(7,651)
Depreciation expense	463,264	488,948
Deferred income taxes	18,971	(134,075)
ESOP and stock compensation expense	128,044	124,171
Increase in cash value of life insurance	(53,275)	(50,398)
Provision for loan losses	66,000	48,000
Gain on sale of securities	(15,555)	-
Proceeds from the sale of mortgage loans	5,488,218	3,671,898
Mortgage loans originated for sale	(5,364,627)	(3,584,632)
Gain on sale of mortgage loans	(123,591)	(87,266)
(Increase) decrease in accrued interest receivable	104,176	(366,953)
Increase (decrease) in accrued interest payable	(53,270)	287,105
Net change in other assets/liabilities	114,848	(16,645)
Net Cash Provided By Operating Activities	3,903,293	2,830,659
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (increase) decrease in interest-bearing deposits with banks	259,990	(1,756,760)
Decrease in federal funds sold	-	4,000,000
Purchase of securities available for sale	(42,716,013)	(6,957,369)
Purchase of securities held to maturity	(500,000)	-
Proceeds from maturities of securities available for sale	21,938,000	2,800,000
Proceeds from maturities of securities held to maturity	9,270,100	981,600
Proceeds from sale of securities held to maturity	356,432	-
Principal collected on mortgage-backed securities	1,540,387	700,700
Net increase in loans receivable	(22,618,022)	(24,308,654)
Purchase of Federal Home Loan Bank stock	(675,000)	(251,400)
Proceeds from sale of foreclosed real estate	32,422	75,488
Purchase of premises and equipment	(175,809)	(257,530)
Net Cash Used By Investing Activities	(33,287,513)	(24,973,925)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	18,754,032	10,026,643
Net increase in retail repurchase agreements	284,221	-
Advances from Federal Home Loan Bank	16,000,000	42,000,000
Repayment of advances from Federal Home Loan Bank	(3,249,562)	(28,675,793)
Exercise of stock options	50,370	-
Purchase of treasury stock	(87,474)	-
Dividends paid	(1,193,766)	(1,017,640)
Net Cash Provided By Financing Activities	30,557,821	22,333,210
Net Increase in Cash and Due From Banks	1,173,601	189,944
Cash and due from banks at beginning of year	6,010,281	5,820,337
Cash and Due From Banks at End of Year	$ 7,183,882	$ 6,010,281

See notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through nine locations in Southern Indiana. The Bank's primary source of revenue is single-family residential loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Statements of Cash Flows

For purposes of the statements of cash flows, the Bank has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate. In connection with the determination of estimated losses on loan and foreclosed real estate, management obtains appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, as an integral part of their examination process, regulatory agencies periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

(1 - continued)

Securities Available for Sale

Securities available for sale consist of debt and equity securities and are stated at fair value. Amortization of premium and accretion of discount are recognized in interest income using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method.

Securities Held to Maturity

Debt securities for which the Bank has the positive intent and ability to hold to maturity are carried at cost, adjusted for amortization of premium and accretion of discount using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.

Loans

Loans receivable are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank's real estate loan portfolio consists primarily of long-term loans, collateralized by first mortgages on single-family residences and multi-family residential properties located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes commercial loans and consumer loans.

Loan origination fees and certain direct costs of underwriting and closing loans are deferred and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

The accrual of interest is discontinued on a loan when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. The Bank does not accrue interest on loans past due 90 days or more except when the estimated value of collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on non accrual status, previously accrued but unpaid interest is deducted from interest income.

Subsequent receipts on nonaccrual loans, including specific impaired loans are recorded as a reduction of principal, and interest income is only recorded once principal recovery is reasonably assured.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

(1 - continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Foreclosed Real Estate

Foreclosed real estate is carried at the lower of fair value minus estimated costs to sell or cost. Costs of holding foreclosed real estate are charged to expense in the current period, except for significant property improvements, which are capitalized. Valuations are periodically performed by management and an allowance is established by a charge to non-interest expense if the carrying value exceeds the fair value minus estimated costs to sell. The net expense from operations of foreclosed real estate held for sale is reported in non-interest expense.

Premises and Equipment

The Bank uses the straight line and accelerated methods of computing depreciation at rates adequate to amortize the cost of the applicable assets over their useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

Mortgage Servicing Rights and Loan Servicing

Mortgage servicing rights are recognized as separate assets when servicing rights are acquired through purchase or loan originations when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Capitalized mortgage servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income of the underlying mortgage loans.

Loan servicing fees are recognized in income as monthly principal and interest payments are collected on mortgages. Costs of loan servicing are charged to expense as incurred.

Amortization of Intangibles

Intangibles relating to the acquisition of a branch banking facility are amortized over 15 years using the straight-line method.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available for sale securities, allowance for loan losses, accumulated depreciation and accrued income and expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(1 - continued)

Stock-Based Compensation

Under the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company measures and recognizes compensation cost related to stock-based compensation plans using the intrinsic value method and discloses the pro forma effect of applying the fair value method contained in SFAS No. 123. Accordingly, no compensation cost is charged against earnings for stock options granted under the Company's stock-based compensation plans.

Advertising

Advertising costs are charged to operations when incurred

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities*. SFAS 133, as amended by SFAS 138 in June 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It required that an entity recognize all derivatives as either assets or liabilities in the statement of condition and measure those instruments at fair value. The FASB issued SFAS 137, *Accounting for Derivative Investments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133*, which extended the effective date of implementation of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The implementation of this standard had no impact on the Company's financial condition and results of operations.

In September 2000, FASB issued SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. The statement replaces SFAS 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. The statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of this standard had no impact on the Company's financial condition or results of operations.

In June 2001, FASB issued SFAS 141, *Business Combinations*, which amends or supersedes interpretations in APB Opinion No. 16, *Business Combinations* and supersedes SFAS 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises*. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 and requires the use of the purchase method of accounting and addresses financial accounting and report for goodwill and other intangibles acquired in a business combination at acquisition. The purchase method accounts for a business combination as the acquisition of one company by another. The acquiring company records at its cost the acquired assets less liabilities assumed. A difference between the cost of the acquired company and the sum of the fair values of tangible and identifiable intangible assets less liabilities is recorded as goodwill. Also, in June 2001, FASB issued SFAS 142, *Goodwill and Other Intangible Assets*, which supersedes APB Opinion No. 17, *Intangible Assets*. SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) and also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Under this statement, goodwill shall not be amortized but will be evaluated for impairment. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The implementation of this statement did not have a material impact on the Company's financial condition and results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001 AND 2000

(1 – continued)

In June 2001, FASB issued SFAS 143, *Accounting for Asset Retirement Obligations*. This statement applies to all entities and the legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this standard is not expected to have an impact on the Company's financial condition and results of operations.

In August 2001, FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and establishes a single financial accounting model for long-lived assets to be disposed of by sale. The statement retains the requirements of SFAS 121 to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The implementation of this standard is not expected to have an impact on the Company's financial condition or results of operations.

(2) RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the year ended December 31, 2001 and 2000 were approximately $1,104,000 and $757,000 respectively.

(3) DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified in the balance sheets according to management's intent. Investment securities at December 31, 2001 and 2000 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001:				
Securities available for sale:				
Mortgage-backed securities:				
FNMA certificates	$ 457,668	$ -	$ 10,716	$ 446,952
GNMA certificates	1,785,617	6,480	-	1,792,097
FHLMC certificates	310,174	4,523	-	314,697
FNMA REMICS	2,022,167	4,639	19,487	2,007,319
FHLMC REMICS	2,033,426	16,353	19,394	2,030,385
	6,609,052	31,995	49,597	6,591,450
Other debt securities:				
Federal agency	39,662,021	528,972	117,898	40,073,095
Municipal	7,061,710	71,290	72,106	7,060,894
	46,723,731	600,262	190,004	47,133,989
Mutual funds	1,175,717	10,218	20,106	1,165,829
Total securities available for sale	$ 54,508,500	$ 642,475	$ 259,707	$ 54,891,268

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001 AND 2000

(3 – continued)

December 31, 2001:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:				
Mortgage-backed securities:				
FNMA certificates	$ 240,634	$ 1,554	$ 4,644	$ 237,544
GNMA certificates	152,014	1,610	736	152,888
	392,648	3,164	5,380	390,432
Other debt securities:				
Municipal	1,443,003	16,823	-	1,459,826
Total securities held to maturity	$ 1,835,651	$ 19,987	$ 5,380	$ 1,850,258
December 31, 2000:				
Securities available for sale:				
Mortgage-backed securities:				
FHLMC certificates	$ 581,685	$ -	$ 3,072	$ 578,613
GNMA certificates	2,928,927	-	37,328	2,891,599
	3,510,612	-	40,400	3,470,212
Other debt securities:				
Federal agency	25,448,400	124,526	297,549	25,275,377
Municipal	4,954,187	39,417	51,092	4,942,512
	30,402,587	163,943	348,641	30,217,889
Mutual funds	1,106,106	-	15,666	1,090,440
Total securities available for sale	$ 35,019,305	$ 163,943	$ 404,707	$ 34,778,541
Securities held to maturity:				
Mortgage-backed securities:				
FHLMC certificates	$ 22,142	$ 15	$ -	$ 22,157
GNMA certificates	207,993	-	5,039	202,954
FNMA certificates	280,244	933	14,780	266,397
	510,379	948	19,819	491,508
Other debt securities:				
Federal agency	8,485,359	-	97,442	8,387,917
Municipal	2,233,307	48,913	-	2,282,220
	10,718,666	48,913	97,442	10,670,137
Total securities held to maturity	$ 11,229,045	$ 49,861	$ 117,261	$ 11,161,645

During 2001, the Bank sold non-rated municipal securities classified as held to maturity with an amortized cost of $356,432 and recognized a gain of $15,555. These securities were sold following a recent examination by the Office of Thrift Supervision (OTS) which has required divestiture of these holdings within three years. The OTS limits the holdings of non-rated municipal securities to those issued by a municipality in which the institution has an office. Through the merger with HCB Bancorp, the Bank acquired certain non-rated municipal securities issued by municipalities in which the Bank does not have an office. At March 31, 2001, the Bank transferred from the held to maturity category to the available for sale category non-rated municipal securities with an amortized cost of $182,376. At December 31, 2001, the Bank holds non-rated municipal securities in the available for sale category with a carrying value of $1,070,703 which must be divested before December 31, 2004.

(3 – continued)

The amortized cost and fair value of debt securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,916,586	$ 3,996,789	$ 826,993	$ 830,228
Due after one year through five years	32,212,395	32,542,995	525,010	538,598
Due after five years through ten years	9,053,636	9,087,928	91,000	91,000
Due after ten years	1,541,114	1,506,277	-	-
	46,723,731	47,133,989	1,443,003	1,459,826
Mortgage-backed securities	6,609,052	6,591,450	392,648	390,432
	$ 53,332,783	$ 53,725,439	$ 1,835,651	$ 1,850,258

Certain securities were pledged to secure advances from the Federal Home Loan Bank at December 31, 2001. (See Note 8)

(4) LOANS

Loans receivable at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Real estate mortgage loans:		
Residential	$ 132,348,492	$ 109,812,449
Land	4,381,011	3,356,389
Residential construction	10,476,939	9,665,497
Commercial real estate	15,810,867	20,371,994
Commercial business loans	11,339,361	9,815,614
Consumer loans:		
Home equity and second mortgage loans	12,962,816	11,348,657
Automobile loans	10,376,402	10,156,005
Loans secured by savings accounts	1,309,396	1,554,237
Unsecured loans	1,721,400	1,609,396
Other consumer loans	4,949,299	5,919,878
Gross loans receivable	205,675,983	183,610,116
Less:		
Deferred loan origination fees, net	116,189	228,992
Undisbursed portion of loans in process	2,726,924	2,893,217
Allowance for loan losses	1,102,653	1,183,637
	3,945,766	4,305,846
Loans receivable, net	$ 201,730,217	$ 179,304,270

(4 - continued)

Mortgage loans serviced for the benefit of others amounted to $10,061,396 and $10,265,945 at December 31, 2001 and 2000, respectively. The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2001 and 2000, was $124,231 and $115,861, respectively. The estimated fair value of mortgage servicing rights was determined using a discount rate of 10 percent and prepayment speeds ranging from 2.22 percent to 13.44 percent, depending upon the stratification of the specific rights. During the years ended December 31, 2001 and 2000 , the Bank capitalized mortgage servicing rights amounting to $77,206 and $42,357, respectively. The Bank recognized amortization of $68,836 and $18,915, for the years ended December 31, 2001 and 2000, respectively.

An analysis of the allowance for loan losses is as follows:

	2001	2000
Beginning balances	$ 1,183,638	$ 1,193,606
Provision	66,000	48,000
Recoveries	74,940	17,778
Loans charged-off	(221,925)	(75,746)
Ending balances	$ 1,102,653	$ 1,183,638

The Bank had loans amounting to approximately $806,000 and $251,000 specifically classified as impaired at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans amounted to approximately $356,000 and $132,000 for the years ended December 31, 2001 and 2000, respectively. The Bank had a specific allowance for loan losses related to impaired loans of $165,729 at December 31, 2001. The Bank had no specific allowance for loan losses related to impaired loans at December 31, 2000. Interest income on impaired loans of $18,374 was recognized in 2001 for cash payments received. No interest income on impaired loans was recognized in 2000.

The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

The following table represents the aggregate activity for related party loans during the year ended December 31, 2001:

Beginning balance	$ 2,045,566
New loans	1,014,826
Payments	(1,268,548)
Ending balance	$ 1,791,844

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2001, the Bank granted approximately $2,424,000, to customers of the corporation and such loans had an aggregate outstanding balance of approximately $1,957,000 at December 31, 2001.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001 AND 2000

(5) PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	2001	2000
Land and land improvements	$ 1,146,490	$ 1,146,490
Leasehold improvements	153,077	148,283
Office building	4,870,478	4,819,652
Furniture, fixtures and equipment	2,308,390	2,241,964
	8,478,435	8,356,389
Less accumulated depreciation	2,538,144	2,128,643
Totals	$ 5,940,291	$ 6,227,746

(6) DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $24,592,000 and $19,454,000 at December 31, 2001 and 2000, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2001, scheduled maturities of time deposits were as follows:

Year ending December 31:	
2002	$ 60,017,496
2003	19,180,850
2004	9,958,086
2005	11,183,443
2006 and thereafter	3,720,428
Total	$ 104,060,303

The Bank held deposits of approximately $6,670,000 and $4,387,000 for related parties at December 31, 2001 and 2000, respectively.

(7) RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements were under the control of the Bank at December 31, 2001. Information concerning borrowings under repurchase agreements at December 31, 2001 and for the year then ended is summarized as follows:

Weighted average interest rate during the year	3.12%
Average daily balance	$90,752
Maximum month-end balance during the year	$578,534
Amortized cost of debt securities underlying the agreements	$1,019,710
Fair value of debt securities underlying the agreements	$1,056,644

(8) ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2001 and 2000, advances from the Federal Home Loan Bank were as follows:

	2001		2000	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Fixed rate advances	5.87%	$ 42,824,645	6.30%	$ 30,074,207

(8 - continued)

The following is a schedule of maturities for advances outstanding as of December 31, 2001:

Due in:	
2002	$ 3,505,094
2003	3,528,004
2004	2,442,497
2005	7,101,821
2006	2,361,097
Thereafter	23,886,132
Total	$ 42,824,645

The advances are secured under a blanket collateral agreement. At December 31, 2001, eligible collateral pledged as security for the advances included the following:

	Carrying Value
Residential mortgage loans	$ 119,127,136
Available for sale securities	46,289,247
Held to maturity securities	392,648
Total pledged assets	$ 165,809,031

(9) LEASE COMMITMENTS

On April 1, 1997, the Bank entered into a noncancellable sub-lease agreement for a branch office for an initial lease term of eight years. The sub-lessor has a fixed term lease with the owner with an initial term expiring November 30, 2003. The Bank also has a noncancellable lease agreement for a branch office dated December 1, 1995 that expires in the year 2005.

The following is a schedule by years of future minimum rental payments required under these operating leases:

Year ending December 31:	
2002	$ 31,890
2003	30,833
2004	19,200
2005	17,600
Total minimum payments required	$ 99,523

Total minimum rental expense for all operating leases for each of the periods ended December 31, 2001 and 2000 amounted to $31,890.

(10) INCOME TAXES

The components of income tax expense were as follows:

	2001	2000
Current	$ 1,695,451	$ 1,314,286
Deferred	18,971	(134,075)
Totals	$ 1,714,422	$ 1,180,211

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001 AND 2000

(10 - continued)

Significant components of the Bank's deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

	2001	2000
Deferred tax assets (liabilities):		
Depreciation	$ (197,962)	$ (199,869)
Deferred loan fees	(49,080)	(33,299)
Deferred compensation plans	153,176	141,524
Stock compensation expense	27,400	-
Allowance for loan losses	426,765	458,254
Post-1987 bad debt deduction	(57,266)	(85,898)
Unrealized loss on securities available for sale	(151,614)	95,367
Other	(42,641)	(28,748)
Net deferred tax asset	$ 108,778	$ 347,331

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

	2001	2000
Provision at federal statutory tax rate	$ 1,636,646	$ 1,237,045
State income tax-net of federal tax benefit	227,740	107,817
Change in state tax law – net of federal benefit	-	(18,730)
Tax-exempt interest income	(135,758)	(127,660)
Increase in cash value of life insurance	(18,114)	(17,135)
Nondeductible merger expenses	-	6,954
Other	3,908	(8,080)
Totals	$ 1,714,422	$ 1,180,211
Effective tax rate	35.6%	32.4%

In 2000, the Indiana financial institution tax law was amended to treat resident financial institutions the same as nonresident financial institutions by providing for apportionment of Indiana income based on receipts in Indiana. Receipts for Indiana were defined to exclude receipts from out of state sources and federal government and agency obligations. This change was effective retroactively to January 1, 1999. The provision of income taxes for 2000 includes a credit of $18,730 in recognition of this change.

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2001 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2001.

(10 - continued)

Federal legislation in 1996 repealed the use of the qualified thrift reserve method of accounting for bad debts for tax years beginning after December 31, 1995. As a result, the Bank discontinued the calculation of the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method and adopted the experience reserve method for banks. Under this method, the Bank computes its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the qualified thrift statutory bad debt reserve, thereby generating additional tax liability. At December 31, 2001, the remaining unamortized balance of the post-1987 reserves totaled $168,428 for which a deferred tax liability of $57,266 has been recorded.

The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests as provided under prior law and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(11) EMPLOYEE BENEFIT PLANS

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $109,773 and $86,856 to the plan for the years ended December 31, 2001 and 2000, respectively.

Employee Stock Ownership Plan:

On December 31, 1998, the Company established a leveraged employee stock ownership plan (ESOP) covering substantially all employees. The ESOP trust acquired 61,501 shares of Company common stock financed by a term loan with the Company. The employer loan and the related interest income are not recognized in the consolidated financial statements as the debt is serviced from Company contributions. Dividends payable on allocated shares are charged to retained earnings and are satisfied by the allocation of cash dividends to participant accounts. Dividends payable on unallocated shares are not considered dividends for financial reporting purposes. Shares held by the ESOP trust are allocated to participant accounts based on the ratio of the current year principal and interest payments to the total of the current year and future years principal and interest to be paid on the employer loan.

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders' equity. Compensation expense recognized for the years ended December 31, 2001 and 2000 amounted to $50,251 and $44,320, respectively.

Company common stock held by the ESOP trust was as follows:

	2001	2000
Allocated shares	13,325	9,225
Shares committed to be released	-	-
Unearned shares	48,176	52,276
Total ESOP shares	61,501	61,501
Fair value of unearned shares	$ 693,734	$ 575,036

(12) DEFERRED COMPENSATION PLANS

The Bank has a deferred compensation plan whereby certain officers will be provided specific amounts of income for a period of fifteen years following normal retirement. The benefits under the agreements become fully vested after four years of service beginning with the effective date of the agreements. The Bank accrues the present value of the benefits so the amounts required will be provided at the normal retirement dates and thereafter.

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $28,051 and $20,909 for the years ended December 31, 2001 and 2000, respectively.

The Bank also has a directors' deferred compensation plan whereby a director defers into a retirement account a portion of his monthly director fees for a specified period to provide a specified amount of income for a period of fifteen years following normal retirement. The Bank also accrues the interest cost on the deferred obligation so the amounts required will be provided at the normal retirement dates and thereafter.

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $12,208 and $9,691 for the years ended December 31, 2001 and 2000, respectively.

(13) STOCK-BASED COMPENSATION PLANS

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123, are presented along with a summary of the plans and awards.

Restricted Stock Compensation Plan

The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders' equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $70,771 was recognized for each of the years ended December 31, 2001 and 2000.

Stock Option Plan

The Company's stock option plan provides for issuance of up to 138,876 shares of the Company's authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e. incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

(13 - continued)

Options granted vest ratably over five to ten years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

The following is a summary of the Company's stock options as of December 31, 2001 and 2000, and the changes for the years then ended:

	2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	93,629	$ 7.88	30,005	$ 7.88
Granted	-	-	66,500	11.00
Exercised	8,638	5.83	-	-
Forfeited	256	7.81	2,876	10.05
Outstanding at end of year	84,736	$10.46	93,629	$ 10.03
Exercisable at end of year	25,533	$ 9.52	16,392	$ 6.73

For options outstanding at December 31, 2001, the option price per share ranged from $6.24 to $12.65 and the weighted average remaining contractual life of the options was 3.8 years.

For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted for the years ended December 31, 2001 and 2000, was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

The following assumptions were used for grants for the year ended December 31, 2000:

	2000
Expected dividend yields	3.88%
Risk-free interest rates	6.65%
Expected volatility	11.69%
Expected life of options	5 years
Weighted average fair value at grant date	$ 1.59

Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value based accounting method provided by SFAS No. 123, the net income and net income per common share for the years ended December 31, 2001 and 2000 would have been as follows:

(In thousands, except per share amounts)	2001	2000
Pro forma net income	$ 3,085	$ 2,446
Pro forma net income per share:		
Basic	$ 1.25	$ 1.00
Diluted	$ 1.24	$ 0.99

(14) COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $640,400 at December 31, 2001.

The following is a summary of the commitments to extend credit at December 31, 2001 and 2000:

	2001	2000
Loan commitments:		
Fixed rate	$ 7,599,459	$ 1,774,680
Adjustable rate	617,550	865,500
Undisbursed commercial and personal lines of credit	8,857,316	8,210,294
Undisbursed portion of construction loans in process	2,726,924	2,893,217
Other loans in process	8,416,594	5,884,984
Total commitments to extend credit	$ 28,217,843	$ 19,628,675

(15) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 14). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2001 and 2000.

(16) STOCKHOLDERS' EQUITY

Conversion and Offering

On December 31, 1998, the Bank's former mutual holding company, First Capital, Inc., M.H.C. (MHC), completed a conversion and stock offering whereby the MHC was merged with and into the Bank with the Bank becoming a wholly-owned subsidiary of the Company which offered common stock to certain current and former depositor and borrower customers of the Bank in a subscription offering. Prior to the conversion, the MHC owned 59.5% of the outstanding common stock of the Bank. Upon consummation of the conversion, the Company issued 768,551 shares of common stock (including 61,501 shares issued to the ESOP trust) for gross offering proceeds of $7,685,510. Total expenses in connection with the conversion and offering amounted to $449,382 and were charged against the gross offering proceeds. The conversion was accounted for as a pooling of interests.

The Company also issued 532,057 common shares in exchange for the 204,015 common shares held by the public stockholders of the Bank pursuant to an exchange ratio resulting in the public stockholders of the Bank owning in the aggregate approximately 40.5% of the Company after the conversion and offering.

Dividends

The payment of dividends by the Bank is subject to regulation by the Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below regulatory capital requirements imposed by the OTS or below the amount of the liquidation account.

Liquidation Account

Upon completion of the conversion and offering, the Bank established a liquidation account in an amount equal to the amount of the cumulative dividends with respect to the Bank's common stock waived by First Capital, Inc. MHC plus 59.5% of the Bank's stockholders' equity as of September 30, 1999, which together totaled $7.5 million. The liquidation account is maintained for the benefit of depositors as of the March 31, 1997 eligibility record date (or the September 30, 1999 supplemental eligibility record date) who maintain their deposits in the Bank after the conversion and offering.

In the event of complete liquidation, and only in such an event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account does not restrict the use or application of retained earnings of the Bank.

(17) REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involved quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001 AND 2000

(17 - continued)

As of December 31, 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 32,921	20.36%	$ 12,938	8.00%	$ 16,172	10.00%
Tier I capital (to risk weighted assets)	$ 31,818	19.67%	$ 6,469	4.00%	$ 9,703	6.00%
Tier I capital (to adjusted total assets)	$ 31,818	11.25%	$ 11,311	4.00%	$ 14,138	5.00%
Tangible capital (to adjusted total assets)	$ 31,818	11.25%	$ 4,241	1.50%	N/A	
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 30,783	20.63%	$ 11,935	8.00%	$ 14,919	10.00%
Tier I capital (to risk weighted assets)	$ 29,599	19.97%	$ 5,967	4.00%	$ 8,951	6.00%
Tier I capital (to adjusted total assets)	$ 29,599	11.92%	$ 9,934	4.00%	$ 12,417	5.00%
Tangible capital (to adjusted total assets)	$ 29,599	11.92%	$ 3,725	1.50%	N/A	

(18) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of financial instruments are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(In thousands)				
Financial assets:				
Cash and due from banks	$ 7,184	$ 7,184	$ 6,010	$ 6,010
Interest bearing deposits in banks	5,198	5,198	5,458	5,458
Securities available for sale	54,891	54,891	34,779	34,779
Securities held to maturity	1,836	1,850	11,229	11,162
Loans receivable	202,833	201,663	180,488	180,794
Less: allowance for loan losses	1,103	1,103	1,184	1,184
Loans receivable, net	201,730	200,560	179,304	179,610
Federal Home Loan Bank stock	2,179	2,179	1,504	1,504
Financial liabilities:				
Deposits	204,122	206,690	185,368	187,398
Retail repurchase agreements	284	285	-	-
Advances from Federal Home Loan Bank	42,825	45,017	30,074	30,239
Off-balance-sheet financial instruments:				
Asset related to commitments to extend credit	-	90	-	-
Liability related to commitments to extend credit	-	-	-	46

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Short-Term Investments

For short-term investments, including cash and due from banks, interest bearing deposits with banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Debt and Equity Securities

For debt securities, including mortgage-backed securities, the fair values are based on quoted market prices. For restricted equity securities held for investment, the carrying amount is a reasonable estimate of fair value.

Loans Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings accounts, money market deposit accounts and other transaction accounts is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

(18 - continued)

Borrowed Funds

The fair value of advances from Federal Home Loan Bank is estimated by discounting the future cash flows using the current rates at which similar loans with the same remaining maturities could be obtained.

Commitments to Extend Credit

The majority of commitments to extend credit would result in loans with a market rate of interest if funded. The fair value of these commitments are the fees that would be charged to customers to enter into similar agreements. For fixed rate loan commitments, the fair value also considers the difference between current levels of interest rates and the committed rates.

(19) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets

(In thousands)

	2001	2000
Assets:		
Cash and interest bearing deposits	$ 1,037	$ 1,284
Other assets	155	126
Investment in subsidiaries	32,289	29,697
	$ 33,481	$ 31,107
Liabilities and Stockholders' Equity:		
Other liabilities	$ -	$ -
Stockholders' equity	33,481	31,107
	$ 33,481	$ 31,107

Statements of Income

(In thousands)

	2001	2000
Interest income	$ 28	$ 72
Dividend income	1,030	-
Other operating expenses	(253)	(284)
Income (loss) before income taxes and equity in undistributed net income of subsidiaries	805	(212)
Income tax credit	79	74
Income (loss) before equity in undistributed net income of subsidiaries	884	(138)
Equity in undistributed net income of subsidiaries	2,215	2,596
Net income	$ 3,099	$ 2,458

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001 AND 2000

(19 - continued)

Statements of Cash Flows

(In thousands)

	2001	2000
Operating Activities:		
Net income	$ 3,099	$ 2,458
Adjustments to reconcile net income to cash provided by operating activities:		
Equity in undistributed net income of subsidiaries	(2,215)	(2,596)
ESOP and stock compensation expense	128	124
Net change in other assets/liabilities	2	(103)
Net cash provided (used) by operating activities	1,084	(117)
Financing Activities:		
Exercise of stock options	(50)	-
Repurchase of common stock	(87)	-
Cash dividends paid	(1,194)	(1,017)
Net cash provided by financing activities	(1,331)	(1,017)
Net decrease in cash	(247)	(1,134)
Cash at beginning of year	1,284	2,418
Cash at end of year	$ 1,037	$ 1,284

(20) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	2001	2000
Basic:		
Earnings:		
Net income	$ 3,099,243	$ 2,458,157
Shares:		
Weighted average common shares outstanding	2,463,343	2,452,248
Net income per common share, basic	$ 1.26	$ 1.00
Diluted:		
Earnings:		
Net income	$ 3,099,243	$ 2,458,157
Shares:		
Weighted average common shares outstanding	2,463,433	2,452,248
Add: Dilutive effect of outstanding options	15,717	8,503
Dilutive effect of restricted stock	3,009	1,657
Weighted average common shares outstanding, as adjusted	2,482,069	2,462,408
Net income per common share, diluted	$ 1.25	$ 1.00

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(21) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2001	2000
Cash payments for:		
Interest	$ 9,895,455	$ 8,979,668
Income taxes	1,581,824	1,229,710
Noncash investing activities:		
Transfers from loans to real estate acquired through foreclosure	$ 126,398	$ 118,640
Proceeds from sales of foreclosed real estate financed through loans	34,222	213,220

(22) MERGER WITH HCB BANCORP

On January 12, 2000, the Company completed a merger with HCB Bancorp (HCB), a bank holding company located in Palmyra, Indiana. HCB was the parent company of Harrison County Bank, a state-chartered commercial bank which was merged with and into First Harrison Bank. The merger provided for an exchange of 15.5 shares of the Company's common stock for each outstanding share of HCB common stock. The merger was accounted for as a pooling of interests.

BOARD OF DIRECTORS/OFFICERS

Directors and Directors Emeritus

James G. Pendleton
Chairman of the Board and retired Chief Executive Officer of First Harrison Bank

Dennis L. Huber
President and Publisher of O'Bannon Publishing Company, Inc.

Kenneth R. Saulman
Supervisor for Clark County REMC

Gerald L. Uhl
Business Manager for Jacobi Sales, Inc.

Earl H. Book
President of Carriage Ford, Inc.

James E. Nett
Accountant for Koetter Woodworking, Inc.

Mark D. Shireman
President of James L. Shireman, Inc.

Michael L. Shireman
President of Uhl Truck Sales, Inc.

John W. Buschemeyer
President and Majority Owner of Hurst Lumber Company

Loren E. Voyles
Retired President of Harrison County Bank

James S. Burden
Owner of Tracy's Mobile Home Park

Marvin E. Kiesler, Director Emeritus
Retired Senior Vice President of Harrison County Bank

Executive Officers

William W. Harrod
President and Chief Executive Officer of First Capital, Inc. and Chief Operating Officer of First Harrison Bank

Samuel E. Uhl
President and Chief Executive Officer of First Harrison Bank and Chief Operating Officer of First Capital, Inc.

Dennis L. Thomas
Senior Vice President, Consumer Lending Processing and Servicing

M. Chris Frederick
Senior Vice President, Chief Financial Officer and Treasurer

Joel E. Voyles
Senior Vice President, Retail Banking Operations and Corporate Secretary

CORPORATE INFORMATION

General Counsel

Thompson & Byrd
303 N. Capitol Avenue
Corydon, Indiana 47112

Independent Auditors

Monroe Shine & Co., Inc.
222 East Market Street
New Albany, Indiana 47150

Special Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Ave., N.W.
Washington, D.C. 20016

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Crawford, New Jersey 07016
1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the Nasdaq SmallCap Market under the symbol "FCAP." As of December 31, 2001, the Company has 1,291 stockholders of record and 2,538,815 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2001 and 2000.

	High	Low	Dividends	Market price end of period
2001:				
First Quarter	$12.99	$ 9.81	$0.11	$11.88
Second Quarter	11.88	10.40	0.12	10.80
Third Quarter	14.61	11.39	0.12	13.37
Fourth Quarter	14.40	12.92	0.13	14.40
2000:				
First Quarter	$11.06	$10.31	$0.10	$10.92
Second Quarter	11.16	9.71	0.10	10.53
Third Quarter	11.39	10.04	0.10	10.63
Fourth Quarter	11.00	10.14	0.11	11.00

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 16 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 p.m., Wednesday, April 24, 2002, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 2001 with the Securities and Exchange Commission. Copies of this Annual Report and the Company's annual reports on Form 10-KSB and quarterly reports on Form 10-QSB may be obtained without charge by writing:

William W. Harrod
President and CEO
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, Indiana 47112
(812) 738-2198

The Company's Annual Reports and Quarterly Reports are also available through the Securities and Exchange Commission's internet website (www.sec.gov).